Form 40-F
period 2025-12-31
NERVGEN PHARMA CORP.
filed 2026-03-31
CIK 1751912

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Commission File Number 001-43048

NERVGEN PHARMA CORP.

(Exact name of registrant as specified in its charter)

British Columbia	2834	98-1738183
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. Employer Identification No., if applicable)

112-970 Burrard Street, Unit 1290

Vancouver, British Columbia, V6Z 2R4

(778) 731-1711

(Address and telephone number of registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value	NGEN	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 79,649,257 Common Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Auditor Name: KPMG LLP	Auditor Location: Vancouver, Canada	Auditor Firm ID: 85

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Annual Information Form for the year ended December 31, 2025 (the “AIF”) of NervGen Pharma Corp. (the “Registrant”), see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements as of and for the years ended December 31, 2025 and 2024 (the “2025 Financial Statements”), including the Report of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2025 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A. Certifications

The required disclosure is included in Exhibits 99.5, 99.6, 99.7 and 99.8 of this Annual Report on Form 40-F.

B. Disclosure Controls and Procedures

The information provided under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated by reference herein.

C. Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the U.S. Securities and Exchange Commission (the “Commission”) for newly public companies.

D. Changes in Internal Control over Financial Reporting

The information provided under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors (the “Board”) has determined that each member of the Audit Committee, Brian Bayley, Neil Klompas and Harold Punnett, is “independent” (as defined by Rule 10A-3 of the Exchange Act and Nasdaq Rule 5605(a)(2)) and that Mr. Klompas is an “audit committee financial expert” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Mr. Klompas’ relevant experience in financial matters, see the biographical descriptions for each under “Board of Directors and Management” in the AIF, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”) which emphasizes the importance of matters relating to honest and ethical conduct, full, fair, accurate, timely, and understandable disclosure in reports that the Registrant files with, or submits to, the Commission and in other public communications, compliance with applicable laws, rules and regulations, the prompt internal reporting of violations of the Code and accountability for adherence to the Code. All individuals representing the Registrant, including the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, are expected to abide by all applicable provisions of the Code and adhere to its principles and values when representing the Registrant to the public or performing services for, or on behalf of, the Registrant. The Board and the Audit Committee of the Board will review the effectiveness of the Code on an ongoing basis to ensure that the Registrant’s business activities are conducted in accordance with the principles and rules set out therein. A copy of the Code can be obtained from the Registrant’s website at https://nervgen.com/corporate-governance/.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee Information - External Auditor Service Fees” by category contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The information provided under the heading “Audit Committee Information - Pre-Approval Policies and Procedures” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Audit Committee Information - Composition of the Audit Committee” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on the Nasdaq Capital Market (“Nasdaq”).

Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a Company shall: comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The Registrant does not follow Rule 5620(c) regarding minimum quorum for meetings of shareholders and instead follows its home country practice. The Nasdaq minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of a company’s common voting stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. Under the Registrant’s articles, quorum for a meeting of the Registrant’s shareholders is at least two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares of the Registrant entitled to be voted at the meeting. The Business Corporations Act (British Columbia) (“BCBCA”) defers to the quorum requirements in a corporation’s articles. As a result, the Registrant’s quorum requirements in respect of shareholder meetings are not prohibited by the BCBCA.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “INTRODUCTION AND FORWARD-LOOKING STATEMENTS” in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, assumptions, uncertainties and other factors that could cause actual results to vary from those forward-looking statements.

INCORPORATION BY REFERENCE

This Annual Report is incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333- 292197).

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

Exhibit Index

Exhibit No.	Document

97.1	Compensation Recovery Policy of the Registrant.

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2025.

99.2	Consolidated Financial Statements as of and for the years ended December 31, 2025 and 2024.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2025

99.4	Consent of KPMG LLP, dated March 31, 2026.

99.5	Certification of Chief Executive Officer (Principal Executive Officer) and Interim Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Executive Officer (Principal Executive Officer) and Interim Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2026

NERVGEN PHARMA CORP.

By:	/s/ Adam Rogers
Name:	Adam Rogers
Title:	Chief Executive Officer