Form 40-F/A
period 2025-12-31
NERVGEN PHARMA CORP.
filed 2026-10-16
CIK 1751912

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

1200 Brickell Avenue, Suite 1950

#IP 1346 Miami, FL 33131

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company. ☒

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

EXPLANATORY NOTE

NervGen Pharma Corp. (the “Company” or the “Registrant”) is filing this Amendment No. 1 on Form 40-F/A (this “Form 40-F/A”) to amend and restate certain items in the Annual Report on Form 40-F for the fiscal year ended December 31, 2025, originally filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2026, (the “Original Form 40-F”). This Form 40-F/A includes amended and restated consolidated financial statements for the fiscal years ended December 31, 2025 and 2024 (the “Restatement Period”), and corresponding amended and restated management’s discussion and analysis of financial condition and results of operations (collectively, the “Restated Documents”).

Subsequent to the issuance of the audited consolidated financial statements included in the Original Form 40-F as of, and for the Restatement Period, the Company discovered certain errors requiring corrective adjustments which impacted the presentation of financial statements in prior periods. In particular, the corrective adjustments identified by the Company are to revise non-cash valuation errors in the Company’s accounting for stock options and certain outstanding derivative warrant liabilities, reducing previously reported stock-based compensation expense and warrant liabilities, with corresponding adjustments to unrealized gains and losses on warrant derivatives. The aforementioned corrective adjustments do not have any impact on the Company’s cash position, cash flow, or liquidity.

Accordingly, the Company, its management and the audit committee of the board of directors of the Company have determined that the audited consolidated financial statements and the management’s discussion and analysis of financial condition and results of operations for the Restatement Period, as presented in Exhibits 99.1 and 99.2, respectively, in the Original Form 40-F should no longer be relied upon. Readers are advised to refer to Exhibits 99.1 and 99.2 in this Form 40-F/A instead.

Additionally, pursuant to the rules of the Commission, this Form 40-F/A also contains (i) new certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), (ii) new certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, and (iii) a new consent from the Company’s independent registered public accounting firm.

Other than as discussed above and expressly set forth herein, this Form 40-F/A does not, and does not purport to, amend or restate any other information contained in the Original Form 40-F nor does this Form 40-F/A reflect any events that have occurred after the Original Form 40-F was filed. Accordingly, this Form 40-F/A should be read in conjunction with the Original Form 40-F/A.

INCORPORATION BY REFERENCE

This Form 40-F/A is incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333- 296217).

Exhibit Index

The following documents are being filed with the Commission as exhibits to this Form 40-F/A.

Exhibit No.	Document

97.1*	Compensation Recovery Policy of the Registrant.

99.1*	Annual Information Form of the Registrant for the fiscal year ended December 31, 2025

99.2	Amended and Restated Consolidated Financial Statements as of and for the years ended December 31, 2025 and 2024.

99.3	Amended and Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2025

99.4	Consent of KPMG LLP, dated October 16, 2026.

99.5	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7**	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Previously filed.
**

This exhibit is furnished with this Form 40-F/A, is not deemed filed with the Commission, and is not incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 16, 2026

NERVGEN PHARMA CORP.

By:	/s/ Keith Vendola
Name:	Keith Vendola
Title:	Chief Financial Officer